UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41319

POET TECHNOLOGIES INC.
(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107
Toronto, Ontario M4P 1E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, including the condensed unaudited consolidated financial statements for the three and nine months ended September 30, 2024, attached hereto as Exhibit 99.1, and management’s discussion and analysis for the three and nine months ended September 30, 2024, attached hereto as Exhibit 99.2, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of POET Technologies Inc. (the “Company”) on Form F-3 (File No. 333-273853) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 14, 2024, the Company issued a press release announcing its financial results for the three and nine months ended September 30, 2024, which is being furnished herewith and is attached hereto as Exhibit 99.5.

EXHIBIT LIST

Exhibit No.	Description

99.1	Condensed Unaudited Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2024

99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2024

99.3	Certification of Interim Filings by Chief Executive Officer, dated November 14, 2024

99.4	Certification of Interim Filings by Chief Financial Officer, dated November 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 14, 2024

POET TECHNOLOGIES INC.

	By:	/s/ Thomas Mika
	Name:	Thomas Mika
	Title:	Executive Vice President and Chief Financial Officer